EXHIBIT 99.2
                                                                   ------------

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED STATEMENTS OF EARNINGS

                                                                           THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                       JUNE 30        June 30          JUNE 30       June 30
(unaudited)                                                               2007           2006             2007          2006
(in millions of Canadian dollars, unless otherwise noted)                    $              $                $             $
-----------------------------------------------------------------------------------------------------------------------------------
Sales                                                                    1,064          1,253            2,132         2,490
-----------------------------------------------------------------------------------------------------------------------------------

Cost of products sold, excluding amortization                              859            919            1,701         1,825
Distribution costs                                                         122            129              238           258
Countervailing, anti-dumping and other duties                                4             10                6            19
Selling, general and administrative expenses                                37             26               71            66
Mill closure and other elements (note 3 and note 4)                        (44)            10              (32)           12
Amortization of plant and equipment                                        101            107              206           213
Amortization of intangible assets                                            5              4                9             8
-----------------------------------------------------------------------------------------------------------------------------------
Operating profit (loss)                                                    (20)            48              (67)           89
Financial expenses (note 5)                                                 87             84              172           167
Gain on translation of foreign currencies                                 (235)          (156)            (268)         (141)
Other expenses                                                               7              7               13            14
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before the following items                                        121            113               16            49
Income tax recovery (note 6)                                               (31)           (53)             (80)          (93)
Share of earnings from investments subject to significant influence          -              1                1             1
Non-controlling interests                                                   (4)           (10)             (19)          (19)
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                               148            157               78           124
===================================================================================================================================

Per common share (in dollars, basic and diluted)
      Net earnings                                                        0.34           0.36             0.18          0.28
-----------------------------------------------------------------------------------------------------------------------------------

Weighted average number of common shares outstanding (in millions)         440            440              440           440
===================================================================================================================================

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                                                           THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                       JUNE 30        June 30          JUNE 30       June 30
(unaudited)                                                               2007           2006             2007          2006
(in millions of Canadian dollars)                                            $              $                $             $
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                               148            157               78           124
Other comprehensive income (loss), net of income taxes
      Foreign currency translation adjustment                              (99)           (48)            (111)          (46)
      Reclassification to earnings of losses on derivatives designated
         as cash flow hedges(a)                                              -              -               (1)            -
      Change in unrealized gains on derivatives designated
         as cash flow hedges(b)                                             23              -               28             -
-----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                 72            109               (6)           78
===================================================================================================================================

     (a) Nil in the three months ended June 30, 2007, and net of $1 million of income taxes in the six months ended June 30, 2007 (2006 - nil)
     (b) Net of income taxes of $10 million in the three months ended June 30, 2007, and of $12 million in the six months ended June 30, 2007 (2006
          - nil)

See accompanying Notes to consolidated financial statements

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                           THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                       JUNE 30        June 30          JUNE 30       June 30
(unaudited)                                                               2007           2006             2007          2006
(in millions of Canadian dollars)                                            $              $                $             $
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                                               148            157               78           124
Amortization                                                               106            111              215           221
Future income taxes                                                        (32)           (51)             (84)          (89)
Gain on translation of foreign currency long-term debt                    (285)          (169)            (325)         (156)
Employee future benefits, excess of funding over expense                   (12)            (8)             (37)          (18)
Non-cash mill closure and other elements (note 3)                            -              -               (9)            -
Gain on disposal of assets (note 2)                                        (31)             -              (31)            -
Net gain on dilution resulting from units issued by a subsidiary (note 4)  (33)             -              (33)            -
Non-controlling interests                                                    4             10               19            19
Other non-cash items                                                         6              4                1            (3)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                          (129)            54             (206)           98
Changes in non-cash operating working capital components                    84             (8)              (9)         (153)
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows generated by (used in) operating activities                     (45)            46             (215)          (55)
-----------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase in long-term debt                                                 413            121              613           288
Repayment of long-term debt                                               (265)          (114)            (335)         (186)
Dividends paid to shareholders                                               -            (11)               -           (22)
Dividends and cash distributions paid to non-controlling interests          (6)           (10)             (12)          (18)
Net proceeds on issuance of units by a subsidiary (note 4)                  37              -               37             -
Other                                                                        -             (1)               -             -
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows generated by (used in) financing activities                     179            (15)             303            62
-----------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Additions to property, plant and equipment                                 (15)           (31)             (41)          (68)
Additions to intangible assets                                               -              -                -            (3)
Cash distributions from entities subject to significant influence            2              -                2             -
Receipt of note receivable                                                   -             10                -            10
Net proceeds on disposal of assets (note 2)                                 42              -               42             1
Cash subject to restriction (note 4)                                       (22)             -              (22)            -
Other                                                                       (2)             2               (1)            2
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows generated by (used in) investing activities                       5            (19)             (20)          (58)
-----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents during the period         139             12               68           (51)
Foreign currency translation adjustment                                     (3)             -               (3)            -
Cash and cash equivalents, beginning of period                             132              4              203            67
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                   268             16              268            16
===================================================================================================================================

See accompanying Notes to consolidated financial statements

      Components of the changes in non-cash operating working capital
         Accounts receivable                                                12             (7)              59             2
         Inventories                                                       106             69                5            (4)
         Prepaid expenses                                                  (16)           (18)             (18)          (22)
         Accounts payable and accrued liabilities                          (18)           (52)             (55)         (129)
                                                                      ---------------------------     -----------------------------
                                                                            84             (8)              (9)         (153)
                                                                      ---------------------------     -----------------------------

      Cash outflows during the period related to
         Interest on long-term debt                                         89             89              166           159
         Income taxes                                                        4              4                7             2
                                                                      ---------------------------     -----------------------------
                                                                            93             93              173           161
                                                                      ---------------------------     -----------------------------

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED BALANCE SHEETS
                                                                                                        JUNE 30      December 31
(unaudited)                                                                                               2007          2006
(in millions of Canadian dollars)                                                                            $             $
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                                                  268           203
Accounts receivable                                                                                        330           362
Inventories                                                                                                670           683
Prepaid expenses                                                                                            71            53
Future income taxes                                                                                         49            70
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         1,388         1,371

Timberlands held for sale (note 2)                                                                          26             -
Property, plant and equipment                                                                            3,704         3,984
Intangible assets                                                                                          451           460
Employee future benefits                                                                                   370           328
Future income taxes                                                                                        296           322
Other assets (note 4)                                                                                      181           200
Goodwill                                                                                                 1,294         1,297
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         7,710         7,962
===================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 7)                                                          739           785
Long-term debt due within one year                                                                         356            72
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         1,095           857
Long-term debt                                                                                           3,433         3,792
Employee future benefits                                                                                   160           162
Future income taxes                                                                                        538           629
Non-controlling interests                                                                                   78            71

SHAREHOLDERS' EQUITY
Capital stock                                                                                            3,518         3,518
Contributed surplus                                                                                         42            40
Deficit                                                                                                   (799)         (843)
Accumulated other comprehensive loss (note 9)                                                             (355)         (264)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         2,406         2,451
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         7,710         7,962
===================================================================================================================================

See accompanying Notes to consolidated financial statements

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                           THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                       JUNE 30        June 30          JUNE 30       June 30
(unaudited)                                                               2007           2006             2007          2006
(in millions of Canadian dollars)                                            $              $                $             $
-----------------------------------------------------------------------------------------------------------------------------------
CAPITAL STOCK
-----------------------------------------------------------------------------------------------------------------------------------
Common shares, beginning and end of period                               3,518          3,518            3,518         3,518
-----------------------------------------------------------------------------------------------------------------------------------
CONTRIBUTED SURPLUS
Contributed surplus, beginning of period                                    41             35               40            34
Stock options                                                                1              2                2             3
-----------------------------------------------------------------------------------------------------------------------------------
Contributed surplus, end of period                                          42             37               42            37
-----------------------------------------------------------------------------------------------------------------------------------
DEFICIT
Deficit, beginning of period                                              (947)          (919)            (843)         (875)
Transition adjustment on adoption of Financial Instruments
      standards, net of taxes (note 1)                                       -              -              (34)            -
Net earnings                                                               148            157               78           124
Dividends declared                                                           -            (11)               -           (22)
-----------------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                    (799)          (773)            (799)         (773)
-----------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE LOSS, NET OF TAXES
Accumulated other comprehensive loss, beginning of period                 (279)          (274)            (264)         (276)
Transition adjustment on adoption of Financial Instruments
      standards (note 1)                                                     -              -               (7)            -
Other comprehensive loss for the period                                    (76)           (48)             (84)          (46)
-----------------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive loss, end of period                       (355)          (322)            (355)         (322)
-----------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity, end of period                                2,406          2,460            2,406         2,460
===================================================================================================================================

Total of deficit and accumulated other comprehensive loss amounts to $1,154 million as of June 30, 2007 ($1,095 million as of June 30, 2006).

See accompanying Notes to consolidated financial statements

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED BUSINESS SEGMENTS
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)

                                                             Operating        Additions to        Sales
THREE MONTHS ENDED JUNE 30, 2007      Sales   Amortization   profit(loss)(1)  capital assets(2)   volume
-----------------------------------------------------------------------------------------------------------------------------------
                                          $         $            $                 $
Newsprint                               570        58           23                  14               827  THOUSANDS OF TONNES
Commercial printing papers              343        37          (24)                  -               413  THOUSANDS OF TONNES
Wood products (3)                       151        11          (19)                  1               432  MILLIONS OF BOARD FEET
-----------------------------------------------------------------------------------------------------------------------------------
                                      1,064       106          (20)                 15
===================================================================================================================================
Three months ended June 30, 2006
Newsprint                               637        58           63                  16               853  thousands of tonnes
Commercial printing papers              396        41          (13)                  8               462  thousands of tonnes
Wood products (3)                       220        12           (2)                  7               541  millions of board feet
-----------------------------------------------------------------------------------------------------------------------------------
                                      1,253       111           48                  31
===================================================================================================================================

                                                             Operating        Additions to        Sales
SIX MONTHS ENDED JUNE 30, 2007        Sales   Amortization   profit(loss)(1)  capital assets(2)   volume
-----------------------------------------------------------------------------------------------------------------------------------
                                          $         $            $                   $
Newsprint                             1,146       117           31                  31             1,606  THOUSANDS OF TONNES
Commercial printing papers              695        76          (44)                  9               814  THOUSANDS OF TONNES
Wood products (3)                       291        22          (54)                  1               831  MILLIONS OF BOARD FEET
-----------------------------------------------------------------------------------------------------------------------------------
                                      2,132       215          (67)                 41
===================================================================================================================================

Six months ended June 30, 2006
-----------------------------------------------------------------------------------------------------------------------------------
Newsprint                             1,299       119          105                  34             1,733  thousands of tonnes
Commercial printing papers              756        79          (19)                 25               881  thousands of tonnes
Wood products (3)                       435        23            3                  12             1,040  millions of board feet
-----------------------------------------------------------------------------------------------------------------------------------
                                      2,490       221           89                  71
===================================================================================================================================

(1)  Specific items affecting:

                                Mill closure and other elements
                                -------------------------------

THREE MONTHS ENDED JUNE 30, 2007    Mill closure      Other            CVD, AD and         SG&A              Total specific
                                    costs             elements(4)      other duties(5)     expenses(6)       items
-----------------------------------------------------------------------------------------------------------------------------------
                                          $                 $                $                  $                   $
Newsprint                                 1               (49)               -                  -                 (48)
Commercial printing papers               11                (8)               -                  -                   3
Wood products                             -                 1                -                  -                   1
-----------------------------------------------------------------------------------------------------------------------------------
                                         12               (56)               -                  -                 (44)
===================================================================================================================================

Three months ended June 30, 2006
-----------------------------------------------------------------------------------------------------------------------------------
Newsprint                                 -                 4                -                 (6)                 (2)
Commercial printing papers                -                 5                -                 (3)                  2
Wood products                             -                 1               10                 (2)                  9
-----------------------------------------------------------------------------------------------------------------------------------
                                          -                10               10                (11)                  9
===================================================================================================================================

                                Mill closure and other elements
                                -------------------------------

SIX MONTHS ENDED JUNE 30, 2007      Mill closure      Other            CVD, AD and         SG&A              Total specific
                                    costs             elements(4)      other duties(5)     expenses(6)       items
-----------------------------------------------------------------------------------------------------------------------------------
                                          $                $                 $                  $                 $
Newsprint                                 1               (51)               -                 (1)               (51)
Commercial printing papers               19                (4)               -                 (1)                14
Wood products                             -                 3               (2)                 -                  1
-----------------------------------------------------------------------------------------------------------------------------------
                                         20               (52)              (2)                (2)               (36)
===================================================================================================================================

Six months ended June 30, 2006
Newsprint                                 1                 6                -                 (6)                 1
Commercial printing papers                -                 5                -                 (3)                 2
Wood products                             -                 -               19                 (2)                17
-----------------------------------------------------------------------------------------------------------------------------------
                                          1                11               19                (11)                20
===================================================================================================================================

(2)  Capital assets include property, plant and equipment and intangible assets.

(3) Wood products sales exclude inter-segment sales of $38 million for the three months ended June 30, 2007 ($45 million for the three months ended June 30, 2006) and $78 million for the six months ended June 30, 2007 ($88 million for the six months ended June 30, 2006).

(4) Other elements include early retirement program, labour force reductions, gain on sale of timberlands, net gain on dilution resulting from units issued by a subsidiary and expenses related to the Abitibi-Consolidated and Bowater announced merger.

(5)  Credit related to adjustment to the settlement of the lumber dispute.

(6) Related to prior years capital tax adjustment included in selling, general and administrative expenses.

                                                     JUNE 30       December 31
                                                      2007             2006
TOTAL ASSETS                                               $               $
--------------------------------------------------------------------------------
Newsprint                                              4,268           4,358
Commercial printing papers                             2,682           2,742
Wood products                                            760             862
--------------------------------------------------------------------------------
                                                       7,710           7,962
================================================================================

ABITIBI-CONSOLIDATED INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These interim consolidated financial statements of Abitibi-Consolidated Inc. (the "Company"), expressed in Canadian dollars, are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), with the exception that their disclosures do not conform in all material respects to the requirements of GAAP for annual financial statements. They should be read in conjunction with the latest annual financial statements.

     These consolidated financial statements are prepared using the same accounting principles and application thereof as the consolidated financial statements for the year ended December 31, 2006, except for the following:

     ACCOUNTING CHANGES

     On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1506, ACCOUNTING CHANGES. This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.

     FINANCIAL INSTRUMENTS

     On January 1, 2007, the Company adopted CICA Handbook Section 1530, COMPREHENSIVE INCOME; Section 3855, FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT and Section 3865, HEDGES. These standards provide accounting guidelines for recognition and measurement of financial assets, financial liabilities and non-financial derivatives, and describe when and how hedge accounting may be applied.

     The Company's adoption of these new Financial Instruments standards resulted in changes in the accounting for financial instruments and hedges, as well as the recognition of certain transition adjustments that have been recorded in opening deficit or opening accumulated other comprehensive loss as described below. The comparative interim consolidated financial statements have not been restated other than for the foreign currency translation adjustment, which is now disclosed within accumulated other comprehensive loss. The principal changes in the accounting for financial instruments and hedges due to the adoption of these accounting standards are described below.

     (a) COMPREHENSIVE INCOME (LOSS)

     Comprehensive income (loss), established under CICA Section 1530, is defined as the change in equity, from transactions and other events and circumstances from non-owner sources, and is composed of the Company's net earnings (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that are recognized in comprehensive income (loss), but excluded from net earnings
     (loss), and include foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. The components of comprehensive income (loss) are disclosed in the interim consolidated statements of comprehensive income (loss).

     (b) FINANCIAL ASSETS AND FINANCIAL LIABILITIES

     Under the new standards, financial assets and financial liabilities are initially recognized at fair value and are classified into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. They are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

     HELD-FOR-TRADING

     Financial instruments classified as held-for-trading are carried at fair value at each balance sheet date with the changes in fair value recorded in net earnings (loss) in the period in which these changes arise.

     HELD-TO-MATURITY INVESTMENTS, LOANS AND RECEIVABLES AND OTHER FINANCIAL LIABILITIES

     Financial instruments classified as loans and receivables, held-to-maturity investments and other financial liabilities are carried at amortized cost using the effective interest method. The interest income or expense is included in net earnings (loss) over the expected life of the instrument.

     AVAILABLE-FOR-SALE

     Financial instruments classified as available-for-sale are carried at fair value at each balance sheet date with the changes in fair value recorded in other comprehensive income (loss) in the period in which the changes arise. Securities that are classified as available-for-sale and do not have a readily available market value are recorded at cost. Available-for-sale securities are written down to fair value through earnings (loss) whenever it is necessary to reflect other-than-temporary impairment. Upon derecognition, all cumulative gain or loss is then recognized in net earnings (loss).

     As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading. Accounts receivable are classified as loans and receivables. The Company's investments consist of equity accounted for investments which are excluded from the scope of this standard. Accounts payable and accrued liabilities and long-term debt, including interest payable are classified as other liabilities, all of which are measured at amortized cost.

     (c) DERIVATIVES AND HEDGE ACCOUNTING

     EMBEDDED DERIVATIVES

     All derivative instruments are recorded in the consolidated balance sheets at fair value at each balance sheet date. Derivatives may be imbedded in other financial instruments (the "host instrument"). Prior to the adoption of the new standards, such embedded derivatives were not accounted for separately from the host instrument. Under the new standards, embedded derivatives are treated as separate derivatives if their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value at each balance sheet date with subsequent changes recognized in net earnings (loss) in the period in which the changes arise. The Company selected January 1, 2003 as its transition date for embedded derivatives, which is the latest date that could be selected according to the accounting standard.

     HEDGE ACCOUNTING

     At the inception of a hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Company also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. Under the new standards, all derivatives are recorded at fair value. These derivatives are recorded in accounts receivable or accounts payable. The method of recognizing fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments, and, if the latter, the nature of the risks being hedged. All gains and losses from changes in the fair value of derivatives not designated as hedges are recognized in the consolidated statements of earnings (loss). When derivatives are designated as hedges, the Company classifies them either as: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); or (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges).

     FAIR VALUE HEDGE

     The Company has outstanding interest rate swap contracts, which it designates as a fair value hedge related to variations of the fair value of its long-term debt due to change in LIBOR interest rates. Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the consolidated statements of earnings
     (loss). A corresponding adjustment amounting to changes in the fair value of the assets, liabilities or group thereof that are attributable to the hedged risk is recorded as an adjustment of the hedged item and to earnings. Any gain or loss in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in "Financial expenses" in the consolidated statements of earnings (loss). If a hedging relationship no longer meets the criteria for hedge accounting, the cumulative adjustment to the carrying amount of the hedged item is amortized to the consolidated statements of earnings (loss) based on a recalculated effective interest rate over the residual period to maturity, unless the hedged item has been derecognized in which case it is released to the statements of earnings (loss) immediately. Upon adoption of the new standards, the Company recorded a net increase in accounts payable of $37 million, and a decrease of $37 million in long-term debt.

     CASH FLOW HEDGE

     The Company has outstanding options and forward exchange contracts, which it designates as cash flow hedges of anticipated future revenue for a maximum period of two years. The amounts and timing of future cash flows are projected on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate cash flows over time form the basis for identifying the effective portion of gains and losses on the derivatives designated as cash flow hedges of forecasted transactions. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in comprehensive income (loss). Any gain or loss in fair value relating to the ineffective portion is recognized immediately in "Sales" in the consolidated statements of earnings (loss). Amounts accumulated in other comprehensive income (loss) are reclassified to the consolidated statement of earnings (loss) in the period in which the hedged item affects earnings. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income (loss) at that time remains in other comprehensive income (loss) until the forecasted transaction is eventually recognized in the consolidated statements of earnings (loss). When it is probable that a forecasted transaction will not occur, the cumulative gain or loss that was reported in other comprehensive income (loss) is immediately transferred to the statements of earnings (loss). Upon adoption of the new standards, the Company recorded an increase in accounts payable of $10 million, an increase of $3 million of future income tax assets, and an increase of $7 million net of taxes in accumulated other comprehensive loss.

     (d) DEFERRED FINANCING FEES

     Under the new standards, transaction costs related to the issuance or acquisition of financial assets and liabilities (other than those classified as held-for-trading) may be either all recognized into earnings
     (loss) as incurred, or are recorded with the asset or liability to which they are associated and amortized using the effective-interest rate method. Previously, the Company had deferred these costs and amortized them over the life of the related financial asset or liability.

     The Company elected to recognize all such costs into earnings (loss). As a result, the Company wrote-off deferred financing costs of $39 million and income taxes of $5 million, resulting in a $34 million adjustment to deficit on January 1, 2007.

     The following table summarizes the transition adjustments required to adopt the new standards:

                                                              ACCUMULATED OTHER
                                             DEFICIT         COMPREHENSIVE LOSS
                                          --------------     ------------------
                                          Before   After     Before     After
                                          tax      tax       tax        tax
                                          $        $         $          $

Adoption of new accounting policies for:

   Deferred financing costs                (39)    (34)       -         -

   Cash flow hedges                          -       -       (10)       (7)
                                           (39)    (34)      (10)       (7)

     The fair value of financial instruments is determined using price quoted on active markets, when available, and recognized valuation models using observable market-based inputs.

     ACCOUNTING  PRINCIPLES ISSUED BUT NOT YET IMPLEMENTED

     FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION

     In December 2006, the CICA published the following two sections of the CICA
     Handbook: Section 3862, FINANCIAL INSTRUMENTS - DISCLOSURES and Section 3863, FINANCIAL INSTRUMENTS - PRESENTATION. These standards introduce disclosure and presentation requirements that will enable financial statements' users to evaluate, and enhance their understanding of, the significance of financial instruments for the entity's financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed.

     CAPITAL DISCLOSURES

     In December 2006, the CICA published section 1535 of the Handbook, CAPITAL DISCLOSURES, which requires disclosure of both qualitative and quantitative information that enables financial statements' users to evaluate the entity's objectives, policies and processes for managing capital.

     INVENTORIES

     In January 2007, the CICA published section 3031 of the Handbook, INVENTORIES, which prescribes the accounting treatment for inventories.
     Section 3031 provides guidance on the determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories.

     Those standards must be adopted by the Company for the fiscal year beginning on January 1, 2008. While the Company is currently assessing the impact of these new recommendations on its financial statements, it does not expect the recommendations to have a significant impact on its financial position, earnings or cash flows.


2.   TIMBERLANDS HELD FOR SALE

     On February 23, 2007, the Company acquired all of the timberlands from its 52.5%-owned subsidiary located in Augusta, Georgia. This related-party transaction was concluded at fair market value, and the partner's $9 million share of the gain recorded by the subsidiary is presented in "Mill closure and other elements" in the "Newsprint" segment, in the interim consolidated statements of earnings. This gain, which is to be recognized by the Company's minority shareholders in the subsidiary, has been recorded in "Non-controlling interests" and, thus, the transaction has no impact on the "Net earnings" in the consolidated statements of earnings.

     In the three months ended June 30, 2007, the Company sold 17,723 acres of timberlands for net proceeds of $44 million (US$41.3 million). The Company expects to sell the majority of the remaining timberlands before the end of the third quarter, and to complete the sale before the end of the year. As the "held for sale" classification criteria were met as at June 30, 2007, the timberlands, with a book value of $26 million, are classified as such in the consolidated balance sheets.


3.   MILL CLOSURE AND OTHER ELEMENTS

     THREE MONTHS ENDED JUNE 30, 2007

     On February 25, 2007, the Company idled its Fort William, Ontario, paper mill for an indefinite period of time, due to current market conditions and high production costs. In the three months ended June 30, 2007, a charge of $10 million of mill closure and other elements was recorded related to this idling, mainly for severance and other labour-related costs. During the quarter, the Company also recorded a gain of $31 million on the disposal of timberlands, a net gain on dilution of $33 million resulting from units issued by a subsidiary (see note 4), $9 million of costs related to the announced merger of Abitibi-Consolidated and Bowater, a credit of $1 million of other elements and a charge of $2 million of mill closure elements. The mill closure and other elements included in the "Newsprint", "Commercial printing papers" and "Wood products" segments were a credit of $48 million, a charge of $3 million and a charge of $1 million, respectively.

     THREE MONTHS ENDED JUNE 30, 2006

     In the three months ended June 30, 2006, the Company recorded a charge of $10 million of labour force reductions, of which $4 million was included in the "Newsprint" segment, $5 million in the "Commercial printing papers" segment and $1 million in the "Wood products" segment.

     SIX MONTHS ENDED JUNE 30, 2007

     The idling of the Fort William, Ontario, paper mill resulted in a charge of $18 million of mill closure and other elements, mainly for severance and other labour-related costs. In the six months ended June 30, 2007, the Company also recorded a gain of $31 million on the disposal of timberlands, a net gain on dilution of $33 million resulting from units issued by a subsidiary (see note 4), $20 million of costs related to the announced merger of Abitibi-Consolidated and Bowater, a $1 million charge of early retirement program and labour force reductions, the partner's $9 million share of the gain recorded by the subsidiary upon the sale of all its timberlands to the Company, and a charge of $2 million of mill closure elements. The mill closure and other elements included in the "Newsprint", "Commercial printing papers" and "Wood products" segments were a credit of $50 million, a charge of $15 million and a charge of $3 million, respectively.

     SIX MONTHS ENDED JUNE 30, 2006

     In the six months ended June 30, 2006, the Company recorded a charge of $12 million of early retirement program and labour force reductions, $1 million of mill closure and other elements, as well as a $1 million compensation for reduction of cutting rights in British Columbia. The "Newsprint" and "Commercial printing papers" segments include $7 million and $5 million of mill closure and other elements, respectively. There are no mill closure and other elements in the "Wood products" segment in the six months ended June 30, 2006.

4.   PARTNERSHIP IN ENERGY GENERATION

     On April 1, 2007, the Company completed the transfer of its Ontario hydroelectric assets and related water rights (the "Facilities") to its wholly owned subsidiary called ACH Limited Partnership ("ACH LP"). On April 2, ACH LP issued new units equivalent to a 25% interest of the partnership to the Caisse de depot et placement du Quebec (the "Caisse"), for gross proceeds of $48 million. This transaction resulted in a net gain on dilution resulting from units issued by a subsidiary of $33 million, after $11 million of transaction costs ($31 million net of income taxes) recorded in "Mill closure and other elements", of which $23 million is included in the "Newsprint" segment and $10 million in the "Commercial printing papers" segment.

     The Caisse has also provided ACH LP with a 10-year unsecured 7.132% term loan of $250 million, non recourse to the Company, to partially fund the acquisition of the Facilities.

     ACH LP has also entered into an unsecured bank credit facility of $15 million, for general business purposes. The facility matures on March 31, 2010 and is non recourse to the Company.

     The unsecured term loan and unsecured bank credit facility require ACH LP to meet a specific financial ratio, which is met as at June 30, 2007.

     As of June 30, 2007, ACH LP had $22 million of restricted cash recorded in "Other assets". Of this amount, $18 million will be used over the next 3 years to realize a capital project related to the Facilities and $4 million is required as a reserve under the term loan credit agreement. As per the same credit agreement, another $2 million will have to be reserved by ACH LP prior to September 30, 2007.


5.   FINANCIAL EXPENSES
                                           THREE MONTHS          SIX MONTHS
                                           ENDED JUNE 30         ENDED JUNE 30
                                           2007     2006         2007     2006
                                              $        $            $        $
--------------------------------------------------------------------------------
Interest on long-term debt                   84       78          168      156
Amortization of deferred financing fees       -        4            -        6
Interest income                              (4)      (1)          (7)     (2)
Other                                         7        3           11        7
--------------------------------------------------------------------------------
                                             87       84          172      167
================================================================================

6.   INCOME TAX RECOVERY

     In the second quarter of 2007, favourable tax adjustments of $22 million are included in income tax recovery, due to realized losses and to prospective reductions in income tax rates ($63 million in the three months ended June 30, 2006, which is related to the prospective reduction in the Canadian federal income tax rate).

     In the six months ended June 30, 2007, favourable income tax adjustments of $30 million are included in income tax recovery, due to the revision of prior-period tax provisions, to realized losses and to prospective reductions in income tax rates ($85 million in the six months ended June
     30, 2006, which is related to the settlement of prior-year income tax issues and to the prospective reduction in the Canadian federal income tax rate).


7.   MILL CLOSURE ELEMENTS PROVISION

     The following table provides a reconciliation  of the mill closure elements
     provision,   which   comprises,   in  most   part,   severance   and  other
     labour-related costs and contractual obligations, for the periods:

                                            THREE MONTHS          SIX MONTHS
                                            ENDED JUNE 30         ENDED JUNE 30
                                            2007     2006         2007     2006
                                            $        $            $        $
-------------------------------------------------------------------------------


Mill closure elements provision,
beginning of period                         13       22            7       38

Mill closure elements incurred
during the period                           12        -           20        -

Payments                                   (13)      (2)         (15)     (18)
-------------------------------------------------------------------------------
Mill closure elements provision,
end of period                               12       20           12       20
================================================================================
     The Company expects to pay most of the balance of the provision for mill closure elements within the next twelve months.


8.   EMPLOYEE FUTURE BENEFITS

     The following table provides total employee future benefit costs for the periods:

                                          THREE MONTHS            SIX MONTHS
                                          ENDED JUNE 30           ENDED JUNE 30
                                          2007       2006         2007     2006
                                          $          $            $        $
--------------------------------------------------------------------------------
Defined contribution pension plans        3         3            7        7

Defined benefit pension plans
and other benefits                       40        36           77       73
--------------------------------------------------------------------------------
                                         43        39           84       80
================================================================================


9.   ACCUMULATED OTHER COMPREHENSIVE LOSS

     The  following  table  provides  the  components  of   "Accumulated   other
     comprehensive  loss" in the  consolidated  balance  sheets  as at:

                                                        JUNE 30     DECEMBER 31
                                                        2007        2006
                                                        $           $
--------------------------------------------------------------------------------
     Foreign currency translation adjustment            (375)       (264)

     Unrealized gains on derivative  instruments
     designated as cash flow hedges, net of taxes         20           -
--------------------------------------------------------------------------------
                                                        (355)       (264)
================================================================================


10.  COMPARATIVE FIGURES

     Certain  comparative  figures  presented  in  the  consolidated   financial
     statements have been reclassified to conform to the current period presentation.